1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 21, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

ACQUISITION AGREEMENT OF EQUITY INTERESTS IN SIX ALUMINUM COMPANIES

The Board of the Company is pleased to announce that the Company, Chinalco and China Nonferrous Metals entered into the Acquisition Agreement on 21 May 2008. Details of the payment of the purchase price by the Company to the Transferors are set out in this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

INTRODUCTION

Reference is made to the announcements of Aluminum Corporation of China Limited (the "Company") dated 17 March 2008 and 14 May 2008 (the "Announcements"), respectively, and the circular of the Company dated 25 March 2008 (the "Circular") in relation to the Transfer. Terms defined in this announcement have the same meanings as defined in the Announcements and the Circular, respectively, unless otherwise stated.

Subsequent to the confirmation from China Beijing Equity Exchange in relation to the Company's successful bidding in the open tender process for the acquisition of the equity interests in the six aluminum companies, the Acquisition Agreement was entered into by Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals", both Chinalco and China Nonferrous Metals are referred to as the "Transferors") and the Company (as "Transferee") on 21 May 2008. China Nonferrous Metals is an indirect subsidiary of Chinalco and has, prior to the Acquisition Agreement, a 13.01% equity interest in Henan Aluminum.

ACQUISITION AGREEMENT

Pursuant to the Acquisition Agreement, Chinalco will transfer: (i) 100% of the equity interest in Longxin Aluminum; (ii) 100% of the equity interest in CSWA Cold Rolling Co., Ltd.; (iii) 71.01% of the equity interest in Henan Aluminum; (iv) 75% of the equity interest in Chinalco Ruimin; (v) 60% of the equity interest in Chinalco SWA Co., Ltd.; and (vi) 56.86% of the equity interest in Huaxi Aluminum to the Company whereas China Nonferrous Metals will transfer 13.01% of the equity interest in Henan Aluminum to the Company (all six companies collectively, the "Target Companies").

The Acquisition Agreement became effective upon signing of the same on 21 May 2008. Within five working days from the effective date of the Acquisition Agreement, the Company will pay the aggregate purchase price of approximately RMB4,175 million to the Transferors in which approximately RMB4,052 million will be paid to Chinalco and approximately RMB123 million will be paid to China Nonferrous Metals. When submitting the tender offer, the Company had paid RMB500 million as a performance deposit to evidence its financial ability to the China Beijing Equity Exchange. The deposit will be applied towards the payment of the purchase price.

The parties to the Acquisition Agreement will jointly endeavor to complete the procedures for the change of shareholders' registration of the respective Target Companies and amend the articles of association of each of the Target Companies within 30 days from the effective date of the Acquisition Agreement (the "Transfer"). Upon completion of the Transfer, the Target Companies will become subsidiaries of the Company. The assets and liabilities and financial results of the Target Companies will be consolidated in the consolidated accounts of the Company. Subsequent to the completion of the Transfer, the Transferors and the Transferee each will immediately appoint qualified accounting firms in the PRC to assess the relevant financial conditions of each of the Target Companies.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, China
21 May 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary